NEWS RELEASE

PARAMOUNT ENERGY TRUST RELEASES FIRST

QUARTER 2007 FINANCIAL AND OPERATING RESULTS

MAY DISTRIBUTION CONFIRMED

Calgary, AB – May 10, 2007 - Paramount Energy Trust (“PET" or the “Trust”) is pleased to release its financial and operating results for the first quarter of 2007.  A seven percent increase in cash flow to $65.6 million for the three months ended March 31, 2007 from $61.1 million for the first quarter of 2006 combined with the change in distribution announced in February 2007 resulted in a payout ratio of 62.9 percent, a level that is sustainable by PET in the current gas price environment.

PET is also pleased to confirm that its distribution to be paid on June 15, 2007 in respect of income received by PET for the month of May 2007, for Unitholders of record on May 31, 2007, will be $0.14 per Trust Unit.  The ex-distribution date is May 29, 2007.  The May distribution brings cumulative distributions paid since the inception of the Trust to $11.184 per Trust Unit.

First Quarter Summary

•

Strong realized natural gas prices resulting from the Trust’s hedging program contributed to cash flow per Trust Unit of $0.76 for the three months ended March 31 2007, an increase of three percent from first quarter of 2006 and ten percent over the fourth quarter of 2006.  The Trust’s realized gas price was $8.94 per Mcf for the first quarter of 2007 as compared to $8.09 per Mcf for the first quarter of 2006.

•

Average net sales production decreased six percent to 141.7 MMcf/d for the three months ended March 31, 2007 as compared to 151.5 MMcf/d in the first quarter of 2006.  The decrease is largely a result of natural declines in the Trust’s three core areas in Northeast Alberta partially offset by increased production in the Southern core area. The majority of production additions from the Trust’s winter capital program, designed to mitigate declines in northeast Alberta, will come onstream in the second quarter, as is typical.

•

PET successfully completed the execution of a $63 million winter capital program during the first quarter which included the drilling of 84 wells (66.6 net) and extensive recompletion, facilities optimization and workover programs focused primarily on the Trust’s three core areas in northeast Alberta.  PET’s drilling program yielded 77 gas wells for a 92% success rate.  Production additions from the winter program totaled approximately 17.2 MMcf/d, with an additional 8.6 MMcf/d of potential gas production that could not be tied-in during the quarter due to the onset of spring break-up conditions.  Of this amount, 2.4 MMcf/d will be tied in once operations resume in the second quarter and 6.2 MMcf/d will be tied in during the winter of 2007/2008 when these winter-access properties are again accessible.

•

Realized gains on financial instruments totaled $14.3 million for the three months ended March 31, 2007, including receipts of $8.5 million related to the early termination of certain fixed-price forward natural gas contracts for the summer 2007 and winter 2007-2008 terms.

•

Distributions payable for the first quarter of 2007 totaled $0.48 per Trust Unit, comprised of $0.20 per Trust Unit paid on February 15 and $0.14 per Trust Unit paid on March 15 and April 16, 2007.

•

On February 28, 2007 the Trust entered into an agreement to acquire certain natural gas properties located within the Athabasca and East Side core areas in northeast Alberta for $46.5 million (the “Craigend/Radway/Stry Acquisition”). The acquisition closed on April 30, 2007 for a net purchase price of $45.4 million after purchase price adjustments.  The acquired properties currently produce approximately 6 MMcf/d of operated, high-netback natural gas and the acquisition includes 65,000 net acres of undeveloped land which add opportunities to PET’s substantial low-risk prospect inventory. PET’s current actual daily production, including the acquired production and additions from the winter capital program, is approximately 155 MMcf/d.

•

The Trust incurred a net loss of $39.3 million for the first quarter due primarily to an unrealized loss on financial instruments of $48.5 million. A reconciliation of the unrealized change in value of the Trust’s financial instrument assets from December 31, 2006 to March 31, 2007 is presented in management’s discussion and analysis. PET’s cash flow and its ability to pay distributions will not be impacted by these mark-to-market amounts. Regardless of movements in forward gas prices, PET will realize its fixed hedge price on hedged volumes, assuming that the positions are left in place until settlement. Furthermore, to the extent that gas price increases that led to the unrealized loss persist, PET will realize higher prices on the unhedged portion of its natural gas portfolio.

•

PET continued to crystallize hedging gains subsequent to March 31, 2007  reducing the Trust’s hedge position for summer 2007 and winter 2007/2008.  Currently PET has 27,500 GJ/d hedged at an average price of $8.02 per GJ at AECO for May through October 2007, and 40,000 GJ/d hedged at an average price of $9.56 per GJ at AECO for November 2007 through March 2008. The Trust’s decision to collapse a portion of its hedging portfolio has resulted in significant realized cash flows in the second quarter and an increased exposure to strengthening forward natural gas prices in 2007 and early 2008.

•

Planning is underway for PET’s capital expenditure program for the remainder of the year in east central Alberta and the Trust’s year-round access properties in the Southern and East Side core areas. PET plans to spend as much as $45 million in the final three quarters of 2007, depending on favorable weather conditions and natural gas prices.

2007 Outlook and Sensitivities

The following table reflects PET’s projected realized gas price, monthly cash flow and payout ratio at the current monthly distribution of $0.14 per Trust Unit, for the remainder of 2007 at certain AECO natural gas price levels and incorporating the Craigend/Radway/Stry Acquisition and all of the Trust’s current financial hedges and physical forward sales contracts.

Cash flow sensitivity analysis	Average AECO Monthly Index Gas Price April to December 2007 ($/GJ) (4)
	$6.00	$7.00	$8.00
Natural gas production (MMcf/d)	153	153	153
Realized gas price (1) ($/Mcf)	6.82	7.68	8.52
Cash flow (2) ($million/month)	16.9	20.4	23.9
Per Trust Unit ($/Unit/month)	0.194	0.234	0.273
Payout ratio (2) (%)	72%	60%	51%
Ending net debt ($million)	452	421	390
Ending net debt to cash flow ratio (3) (times)	2.0	1.7	1.4

(1) PET’s weighted average forward price on an average of 34,000 GJ/d for the period from April 1 to December 31, 2007 is $8.33 per GJ.

(2)  These are non-GAAP measures; see “Significant accounting policies and non-GAAP measures” in this MD&A.

(3)  Calculated as ending net debt (including convertible debentures) divided by estimated annualized cash flow.

(4)  Average forward AECO price for April-December as at April 30, 2007 was $7.57 per GJ.

While PET’s sensitivity to gas prices has changed since year end with changes in its financial and forward physical hedging position, sensitivity of PET’s cash flows to changes in production volumes, operating and general and administrative costs and interest rates has not changed significantly from the sensitivity analysis presented in the Trust’s MD&A for the year ended December 31, 2006.

Additional Information

A copy of PET’s unaudited interim consolidated financial statements and related notes and management’s discussion and analysis for the three months ended March 31, 2007 and 2006 can be obtained at www.ccnmatthews.com/docs/510pmt1.pdf.  This report will also be made available through the Trust’s website at www.paramountenergy.com and SEDAR at www.sedar.com.

Forward-Looking Information

This news release contains forward-looking information.  Implicit in this information, particularly in respect of cash distributions, are assumptions regarding natural gas prices, production, royalties and expenses which, although considered reasonable by PET at the time of preparation, may prove to be incorrect.  These forward-looking statements are based on certain assumptions that involve a number of risks and uncertainties and are not guarantees of future performance. Actual results could differ materially as a result of changes in PET’s plans, changes in commodity prices, general economic, market, regulatory and business conditions as well as production, development and operating performance and other risks associated with oil and gas operations.  There is no guarantee by PET that actual results achieved will be the same as those forecast herein.

Non-GAAP Measures

This news release contains financial measures that may not be calculated in accordance with generally accepted accounting principles in Canada (“GAAP”). Readers are referred to advisories and further discussion on non-GAAP measures contained in the “Significant Accounting Policies and non-GAAP Measures” section of management’s discussion and analysis.

Webcast

PET will be hosting a webcast immediately following its Annual General Meeting at 9:00 am (Mountain Time) Friday May 11, 2007 to review this information.  To participate in the live webcast please visit www.paramountenergy.com or http://www.newswire.ca/en/webcast/index.cgi. The webcast will also be archived following the presentation.

PET is a natural gas-focused Canadian energy trust.  PET’s Trust Units and convertible debentures are listed on the Toronto Stock Exchange under the symbol “PMT.UN” and “PMT.DB”, “PMT.DB.A” and “PMT.DB.B”, respectively.  Further information with respect to PET can be found at its website at www.paramountenergy.com.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

FOR ADDITIONAL INFORMATION, PLEASE CONTACT:

Paramount Energy Operating Corp., Administrator of Paramount Energy Trust

Suite 500, 630 – 4 Avenue SW  Calgary, Alberta, Canada  T2P 0J9

Telephone:  403 269-4400

Fax:  403 269-6336

Email:  info@paramountenergy.com

Sue Riddell Rose President and Chief Executive Officer Cam Sebastian Vice President, Finance and Chief Financial Officer Sue Showers Investor Relations and Communications Advisor

FINANCIAL AND OPERATING HIGHLIGHTS	Three Months Ended March 31
($Cdn thousands except volume and per Trust Unit amounts)	2007	2006	% Change
Financial
Revenue, including realized gains and losses on financial instruments	113,984	112,639	1
Cash flow (1)	65,597	61,112	7
Per Trust Unit (2)	0.76	0.74	3
Net earnings (loss)	(39,261)	7,969	(593)
Per Trust Unit (2)	(0.46)	0.10	(560)
Distributions	41,275	59,954	(31)
Per Trust Unit (3)	0.48	0.72	(33)
Payout ratio (%) (1)	62.9	98.1	(36)
Total assets	807,027	942,188	(14)
Net bank and other debt outstanding (4)	279,471	328,892	(15)
Convertible debentures, at principal amount	161,134	62,236	159
Total net debt (4)	440,605	391,128	13
Unitholders’ equity	163,264	356,895	(54)
Capital expenditures
Exploration and development	63,284	80,301	(21)
Acquisitions, net of dispositions	2,840	89,412	(97)
Other	371	110	237
Net capital expenditures	66,495	169,823	(61)
Trust Units outstanding (thousands)
End of period	86,358	83,466	3
Weighted average	85,816	83,058	3
Incentive Rights outstanding	3,352	1,758	90
Trust Units outstanding at May 1, 2007	86,593
Operating
Production
Total natural gas (Bcf) (7)	12.8	13.6	(6)
Daily average natural gas (MMcf/d) (7)	141.7	151.5	(6)
Gas over bitumen deemed production (MMcf/d) (5)	19.8	21.5	(8)
Average daily (actual and deemed - MMcf/d) (5)	161.5	173.0	(7)
Per Trust Unit (cubic feet/d/Unit) (2)	1.88	2.08	(10)
Average natural gas prices ($/Mcf)
Before financial hedging and physical forward sales (6)	7.31	7.64	(4)
Including financial hedging and physical forward sales (6)	8.94	8.09	11
Land (thousands of net acres)
Undeveloped land holdings	1,226	1,079	14
Drilling (wells drilled gross/net)
Gas	77/60.4	84/73.3	(8)/(18)
Dry	7/6.2	3/1.7	133/264
Total	84/66.6	87/75.0	(3)/(11)
Success rate (%)	92/91	97/98	(5)/(7)

(1)

These are non-GAAP measures. Please refer to “Significant Accounting Policies and Non-GAAP Measures” included in management’s discussion and analysis.

(2)

Based on weighted average Trust Units outstanding for the period.

(3)

Based on Trust Units outstanding at each distribution date.

(4)

Net debt includes net working capital (deficiency) before short-term financial instrument assets and liabilities. Total net debt includes convertible debentures measured at principal amount.

(5)

The deemed production volume describes all gas shut-in or denied production pursuant to a decision report, corresponding order or general bulletin of the Alberta Energy and Utilities Board (“AEUB”), or through correspondence in relation to an AEUB ID 99-1 application. This deemed production volume is not actual gas sales but represents shut-in gas that is the basis of the gas over bitumen financial solution which is received monthly from the Alberta Crown as a reduction against other royalties payable.

(6)

PET’s commodity hedging strategy employs both financial forward contracts and physical natural gas delivery contracts at fixed prices or price collars. In calculating the Trust’s natural gas price before financial and physical hedging, PET assumes all natural gas sales based on physical delivery fixed-price or price collar contracts during the period were instead sold at AECO daily index.

(7)

Production amounts are based on the Trust’s interest before royalties.